

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2007

James A. Lawrence
Vice Chairman and Chief Financial Officer
General Mills, Inc.
P.O. Box 1113
Minneapolis, MN 55440

> **Re:** **General Mills, Inc.**
> **Form 10-K for the Fiscal Year Ended May 28, 2006**
> **Filed July 27, 2006**
> **Form 10-K/A for the Fiscal Year Ended May 28, 2006**
> **Filed January 8, 2007**
> **Form 10-Q for the Quarterly Period Ended February 25, 2007**
> **Filed March 30, 2007**
> **File No. 1-1185**

Dear Mr. Lawrence:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Non-GAAP Measures, page 24

Diluted EPS Excluding the Effects of our Convertible Debentures and the Net Benefit of Gains on Divestitures and Debt Repurchase Costs, page 24

1.   You explain that you provide this measure of performance in part because you believe it provides useful information to investors as it eliminates the effects of infrequently occurring events. Item 10(e)(ii)(B) of Regulation S-K explains that a registrant may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or infrequent, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. We note you have adjusted net earnings and the number of common shares for the effects of your contingently convertible debentures, which effects are not infrequent. Please revise your disclosures to comply with the guidance in Item 10(e) of Regulation S-K, or tell us why you believe the non-GAAP measure as presented, complies with such guidance.

Return on average total capital, page 25

2.   We further note that you present a non-GAAP measure for Return on average total capital and that this measure "eliminates the effects of infrequently occurring events, thereby improving the year-to-year comparability." Please confirm, if true, that you do not expect these events to recur within two years and that there was no similar charge or gain within the prior two years or otherwise advise why elimination of infrequently occurring events is appropriate under the requirements of Item 10(e) of Regulation S-K in presenting this measure.

Form 10-K/A for the Fiscal Year Ended May 28, 2006

Notes to Consolidated Financial Statements, page 10

Note 1 Summary of Significant Accounting Policies, page 10

Goodwill and Other Intangible Assets, page 10

3.   Per review of your Item 4.02 Form 8-K filed January 5, 2007 you explain that subsequent to your fiscal year ended May 28, 2006 you determined that your policies and procedures requiring an annual impairment assessment of goodwill and other indefinite-lived intangible assets on a combined basis was ineffective

for the separate annual impairment assessment of your brand intangibles, as required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. We note that the disclosure regarding your impairment testing of goodwill and other indefinite-lived intangible assets has not been revised to reflect this updated policy. Please revise your disclosures accordingly, or tell us why you believe such a change in policy was material enough to file a Form 8-K, but not to include in the policy disclosures of your amended Form 10-K.

Note 8 Minority Interests, page 18

4.   In the last paragraph you explain that your cash and cash equivalents includes $32 million that are restricted from use for general corporate purposes pursuant to terms of agreements with third parties. Rule 5-02 of Regulation S-X explains that separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. FRC 203 further explains that such disclosure will involve segregation on the face of the balance sheet whenever such balances are maintained under an agreement which legally restricts the use of such funds. Please revise your financial statements to comply with the guidance in FRC 203, or tell us why you believe such funds do not require segregation on the face of the balance sheet.

Form 10-Q for the Quarterly Period Ended February 25, 2007

Controls and Procedures, page 30

5.   You disclose that your officers have concluded that your "... disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also "…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure

controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

6. Please revise your disclosure regarding changes in internal controls over financial reporting to remove the language "except for this change," to affirmatively state any changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

James A. Lawrence
General Mills, Inc.
May 23, 2007
Page 5

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jenifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief